

November 26, 2012

Via E-mail
Mr. Eleazar Rivera
President
Alpha Network Alliance Ventures Inc.
11801 Pierce Street, 2nd Floor
Riverside, CA 92505

> **Re:** **Alpha Network Alliance Ventures Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 5, 2012**
> **File No. 333-182596**

Dear Mr. Rivera:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements and other financial information pursuant to Rule 8-08 of Regulation S-X.

Experts, page 33

2. We note your response to comment 2 of our letter dated October 5, 2012 and your revised disclosure. We also note that your disclosure on page 33 refers to the auditor's report for the years ended December 31, 2011 and 2010; however, the audit report prepared by GZTY CPA Group, LLC refers only to financial statements for the year ended December 31, 2011. Please revise or advise.

Financial Statements, page F-1

General

3.  We note your response to prior comment 13 and reissue the comment in full regarding discrepancies in your disclosure regarding your inception date, as you continue to note an inception date of August 12, 2010 throughout your prospectus.  Please revise.

4.  We note your response to prior comment 14.  Given that your inception is noted as March 24, 2011, please tell us why the report of your independent registered public accounting firm covers financial statements for entire fiscal year ended December 31, 2011.  This would appear inconsistent with their consent provided within Exhibit 23.2.  Please advise.

Exhibit 23.2

5.  Please have your independent registered public accounting firm provide their consent to being expertized or tell us why such disclosure is not required.

6.  We note your independent registered public accounting firm's reference to their review report for the six months ended June 30, 2012 but are unable to locate such report.  Please note that should your independent registered public accounting firm continue to provide such acknowledgement regarding the use of their interim report, such report should be provided, and such acknowledgement should be included as part of the Exhibit 15 series, not the Exhibit 23 series.  Refer to Item 601(b)(15) of Regulation S-K.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc:     Thomas E. Puzzo, Esq.